UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: SharesPost 100 Fund LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1150 Bayhill Drive

San Bruno, California 94066

Telephone Number (including area code): (800) 279-7754

Name and address of agent for service of process:

Sven Weber

c/o SP Investments Management, LLC

1150 Bayhill Drive

San Bruno, California 94066

Copies to:

Daniel I. DeWolf, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

The Chrysler Center

666 Third Avenue

New York, New York 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes   ☒    No  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of San Bruno, and the State of California, on the 10th day of October, 2012.

SHARESPOST 100 FUND LLC
By: /s/ Sven Weber
Name: Sven Weber
Title: President

Attest: /s/ Ryan Stroub
Ryan Stroub
Chief Financial Officer and Chief Compliance Officer